January 31, 2017

VIA EDGAR AND E-MAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	The Bank of Nova Scotia

Registration Statement on Form F-3

File No. 333-215597

Acceleration Request

Dear Ms. Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bank of Nova Scotia hereby requests that the effective date of the above-referenced Registration Statement on Form F-3 be accelerated to 4:00 p.m. Eastern Time, on February 1, 2017, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to our counsel Jason R. Lehner at (416) 360-2974. Thank you for your attention to this matter.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Andrew Branion
Name:	Andrew Branion
Title:	Executive Vice-President & Group Treasurer

cc:	Jason R. Lehner, Esq.
Shearman & Sterling LLP